

**VIA FACSIMILE AND U.S. MAIL**

November 5, 2008

Chong Hui Zhao
Chief Executive Officer and Chief Financial Officer
China Bottles, Inc. (formerly Hutton Holdings Corp)
Huanghuahu Industrial Zone, Fogang County
Guangdong Province, PRC 511675

RE:     **China Bottles, Inc. (formerly Hutton Holdings Corp)**
         **Form 10-QSB/A for Fiscal Quarter Ended September 30, 2007**
         **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
         **Form 10-Q/A for Fiscal Quarter Ended March 31, 2008**
         **Form 10-Q/A for Fiscal Quarter Ended June 30, 2008**
         **Form 8-K/A filed August 21, 2008**
         **File No. 0-51724**

Dear Mr. Zhao:

     We have reviewed your letter filed on October 28, 2008 and have the following comments.  Where indicated, we think you should revise your disclosures in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the phone numbers listed below.

Form 10-KSB/A for the Year Ended December 31, 2007

Financial Statements

Note 11 – Income Taxes, page F-13

1.  We have read your response to comment four from our letter dated October 16, 2008.  You indicate that there are no differences between the accounting and taxable income and expenses.  It still remains unclear how you determined that there were no timing differences during the years ended December 31, 2007 and 2006. With regard to provisions, reserves, inventory valuation methods, depreciation, and amortization of intangibles, please tell us how you determined

that there were no temporary differences during the years ended December 31, 2007 and 2006.  Please also provide us with a comprehensive explanation that explains why the items mentioned above do not create timing differences between accounting and taxable income.  Refer to SFAS 109 and revise your disclosures accordingly.

Forms 10-Q/A for the Fiscal Quarters Ended March 31, 2008 and June 30, 2008

General

2.  Please address the comment above related to your Form 10-KSB/A in your Forms 10-Q/A for March 31, 2008 and June 30, 2008, as applicable.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a response letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief